Exhibit 99.1

MINISO Group Announces June Quarter and Full Fiscal Year 2021 Results

GUANGZHOU, China, August 19, 2021 — MINISO Group Holding Limited (NYSE: MNSO) (“MINISO”, “MINISO Group” or the “Company”), a fast-growing global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the fourth quarter and fiscal year ended June 30, 2021.

Financial Highlights for the Fourth Quarter ended June 30, 2021

•	Revenue was RMB2,472.4 million (US$382.9 million), within the Company’s guidance range of RMB2,300 million and RMB2,500 million, representing an increase of 59.2% year over year and 10.9% quarter over quarter.

•	Gross profit was RMB639.1 million (US$99.0 million), representing an increase of 68.4% year over year and an increase of 2.0% quarter over quarter.

•	Operating profit was RMB187.8 million (US$29.1 million), compared to a loss of RMB29.7 million in the same period of 2020 and a profit of RMB161.1 million in the previous quarter.

•	Profit from continuing operations was RMB111.2 million (US$17.2 million), compared to a loss of RMB74.8 million in the same period of 2020 and a profit of RMB115.0 million in the previous quarter.

•	Adjusted net profit[1] was RMB145.1 million (US$22.5 million), representing an increase of 241.7% year over year and a decrease of 2.6% quarter over quarter.

Operational Highlights for the Fourth Quarter ended June 30, 2021

•	Number of MINISO stores increased to 4,749 as of June 30, 2021, representing a quarterly net addition of 162 stores, compared to a net decrease of 1 store in the same period of 2020 and a net addition of 73 stores in the previous quarter.

•	Number of MINISO stores in China increased to 2,939 as of June 30, 2021, representing a quarterly net addition of 127 stores, compared to a net decrease of 2 stores in the same period of 2020 and a net addition of 44 stores in the previous quarter.

•	Number of MINISO stores in overseas markets increased to 1,810 as of June 30, 2021, representing a quarterly net addition of 35 stores, compared to a net addition of 1 store in same period of 2020 and a net addition of 29 stores in the previous quarter.

•	The Company entered four additional countries in the fourth quarter ended June 30, 2021, marking its 98th entry into an overseas market.

•	After the TOP TOY brand was launched in December 2020, the Number of TOP TOY stores increased to 33 as of June 30, 2021, representing a quarterly net addition of 24 stores.

The following table provides a breakdown of the number of MINISO and TOPTOY stores as well as their year-over-year and quarter-over-quarter changes of the relevant dates:

	As of
	June 30, 2020	March 31, 2021	June 30, 2021	YoY	QoQ
Number of MINISO stores[2]	4,222	4,587	4,749	527	162
China	2,533	2,812	2,939	406	127
—Directly operated stores	7	5	5	(2)	-

1 See the section titled “Non-IFRS Financial Measure” for more information about the non-IFRS financial measure referred to in this press release.

2 “MINISO stores” are any of the stores operated under the “MINISO” brand name, including those directly operated by the Company (“Directly operated stores”), and those operated by third parties under the MINISO Retail Partner model and the distributor model (“Third-party stores”).

	As of
	June 30, 2020	March 31, 2021	June 30, 2021	YoY	QoQ
—Third-party stores	2,526	2,807	2,934	408	127
Overseas[3]	1,689	1,775	1,810	121	35
—Directly operated stores	122	107	105	(17)	(2)
—Third-party stores	1,567	1,668	1,705	138	37
Number of TOP TOY stores[4]	-	9	33	33	24
—Directly operated stores	-	2	2	2	-
—Third-party stores	-	7	31	31	24

Financial Highlights for Fiscal Year 2021

•	Revenue was RMB9,071.7 million (US$1,405.0 million), representing an increase of 1.0% year over year.

•	Gross profit was RMB2,430.7 million (US$376.5 million), compared to RMB2,732.5 million in fiscal year 2020.

•	Operating profit was RMB401.0 million (US$62.1 million), compared to RMB766.6 million in fiscal year 2020.

•	Loss from continuing operations was RMB1,429.4 million (US$221.4 million), compared to RMB130.1 million in fiscal year 2020.

•	Adjusted net profit was RMB480.1 million (US$74.4 million), compared to RMB970.8 million in fiscal year 2020.

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “MINISO Group closed fiscal year 2021 with a solid fourth quarter. Despite the rapid spread of the Delta variant triggering a new round of pandemic in Guangdong province and some overseas markets, we managed to add 162 MINISO stores and 24 TOP TOY stores to our global store network during this quarter. In fiscal year 2021, the MINISO brand added 527 stores worldwide, we successfully accomplished our IPO, announced our ‘X’ strategy, further illustrating our commitment to becoming a global leading new-retail platform and launched TOP TOY.”

Mr. Ye continued, “In fiscal year 2022, we remain committed to the pursuit of our strategies in store network expansion, product innovation, omni-channel experience and new initiatives such as TOP TOY. We will also continue to closely monitor the development of the pandemic and adjust our business plan dynamically, continue to cooperate with overseas partners in various aspects, and help them with future development.”

Mr. Saiyin Zhang, Chief Financial Officer and Executive Vice President of MINISO, commented, “We have experienced accelerating recoveries in both domestic operations and international operations in this quarter, as proved by the largest year-over-year growth in both top line and bottom line in recent eight quarters. We are also pleased to announce a cash dividend of about RMB300 million, our capital allocation strategy in the future will prioritize new growth opportunities, such as new strategic initiatives and new store expansion, and we will also remain committed to bringing return to shareholders through anticipated dividend payments.”

3 Overseas stores exclude a small number of stores under certain overseas businesses that the Company had disposed of as of June 30, 2020. The Company completed such business disposal during the period from December 2019 to April 2020.

4 “TOP TOY stores” are any of the stores operated under the “TOP TOY” brand name, including those directly operated by the Company (“Directly operated stores”), and those operated by third parties under the MINISO Retail Partner model.

“The latest resurgence of the pandemic from Nanjing in China has spread to several provinces and is still evolving. We currently estimate that our sales will continue to be pressured by the lingering effects of the pandemic in the short term, which will lead to reduced traffic or even the temporary closure of our stores. We will continue to focus on those elements of the business that are under our control, such as product innovation, inventory management, operating efficiency and omni-channel strategy to drive sales and protect margins.” Mr. Zhang concluded.

Recent Developments

Impact of COVID-19

The COVID-19 pandemic continued to impact the Company's operations and results in June quarter. In China, sales growth was negatively impacted by the outbreak of the Delta variant in Guangdong province during the period from late May to early July. The Company estimates that its GMV loss for those influenced stores during this period was around RMB50 million. In overseas markets, 205 stores had not resumed operations as of June 30, 2021. The majority of those stores that resumed operations were half-opened or had operating hours reduced due to regional resurgences of COVID-19.

Dividend

MINISO’s board of directors has approved a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per Class A ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The ex-dividend date will be August 30, 2021. The aggregate amount of cash dividends to be paid is approximately RMB300 million, which will be funded by surplus cash on the Company's balance sheet.

Unaudited Financial Results for the Fourth Quarter ended June 30, 2021

Revenue was RMB2,472.4 million (US$382.9 million), representing an increase of 59.2% year over year and 10.9% quarter over quarter. The year-over-year increase was primarily driven by the growth of the Company’s domestic operations and recovery of its international operations.

Revenue generated from the Company’s domestic operations was RMB1,946.3 million (US$301.4 million), increasing by 42.6% year over year. Revenue generated from domestic operations of the MINISO brand was RMB1,830.1 million (US$283.4 million), increasing by 39.1% year over year, mainly driven by a year-over-year increase of 13.5% in average store count and a year-over-year growth of 22.6% in average revenue per store in China.

Revenue generated from the Company’s international operations was RMB526.1 million (US$81.5 million), increasing by 179.0% year over year, reflecting the recovery of the Company’s international operations from the same period of 2020.

Revenue per MINISO store, which is calculated by dividing the revenue of the MINISO brand by the average number of MINISO stores at the beginning and the end of the relevant period, was RMB504.7 thousand (US$78.2 thousand) in June quarter, representing a year-over-year increase of 41.7% and a quarter-over-quarter increase of 6.5%.

Cost of sales was RMB1,833.3 million (US$283.9 million), representing an increase of 56.2% year over year and an increase of 14.4% quarter over quarter.

Gross profit was RMB639.1 million (US$99.0million), representing an increase of 68.4% year over year and an increase of 2.0 % quarter over quarter.

Gross margin was 25.8%, compared to 24.4% in the same period of 2020 and 28.1% in the previous quarter. The year-over-year increase was primarily due to an increase in revenue contribution from the Company’s international operations, which typically has a higher gross margin than the Company’s domestic operations. The quarter-over-quarter decrease was mainly attributable to 1) increased promotion activities during the “6.18 Mid-Year Shopping Festival”, and 2) inventory clearances in certain cities that aimed to tackle the negative impacts caused by reoccurrence of the pandemic in Guangdong.

Other income was RMB4.1million (US$0.6 million), compared to RMB33.7 million in the same period of 2020 and RMB4.3 million in the previous quarter. The year-over-year change in other income was due to the receipt of a government grant in April 2020.

Selling and distribution expenses were RMB282.8 million (US$43.8 million), representing an increase of 3.5% year over year and a decrease of 4.6% quarter over quarter. Excluding share-based compensation expenses, selling and distribution expenses were RMB263.8 million (US$40.9 million), compared to RMB230.1 million in the same period of 2020 and RMB275.0 million in the previous quarter. The year-over-year increase was primarily attributable to increased personnel related expense and marketing expenses as with the year-over-year revenue growth and brand awareness improvement for both MINISO and TOP TOY. The quarter-over-quarter decrease was primarily attributable to rent deductions related to COVID-19 in certain international markets.

General and administrative expenses were RMB200.1 million (US$31.0 million), representing an increase of 13.8% year over year and an increase of 18.1% quarter over quarter. Excluding share-based compensation expenses, general and administrative expenses were RMB188.2 million (US$29.2 million), compared to RMB118.4 million in the same period of 2020 and RMB157.0 million in the previous quarter. The year-over-year increase was primarily due to 1) increases in personnel related expenses and IT expenses for the Company’s new initiatives such as TOP TOY, and 2) the Company took necessary measures to reduce its general and administrative expenses to tackle the challenges caused by the pandemic during the same period of 2020, resulting in a low comparison base for these expenses. The quarter-over-quarter increase was primarily due to increased professional service fees.

Other net income was RMB21.9 million (US$3.4 million), compared to RMB18.5 million in the same period of 2020 and RMB8.4 million in the previous quarter. The year-over-year increase was mainly due to increases in investment income. The quarter-over-quarter increase was primarily attributable to a larger foreign exchange loss in March quarter than in June quarter.

Operating profit was RMB187.8 million (US$29.1 million), compared to a loss of RMB29.7 million in the same period of 2020 and a profit of RMB161.1 million in the previous quarter.

Profit from continuing operations was RMB111.2 million (US$17.2 million), compared to a loss of RMB74.8 million in the same period of 2020 and a profit of RMB115.0 million in the previous quarter.

Adjusted net profit5, which represents net profit excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, (iv) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares, and (v) impairment loss on non-current assets, was RMB145.1 million (US$22.5 million), representing an increase of 241.7% year over year and a decrease of 2.6% quarter over quarter.

MINISO reported basic and diluted earnings from continuing operations per American Depositary Share (“ADS”) of RMB0.380 (US$0.06) and RMB0.376 (US$0.06) in June quarter, respectively, compared to a loss of RMB0.36 each in the same period of 2020 and a profit of RMB0.40 each in the previous quarter. Each ADS represents four of the Company’s Class A ordinary shares.

Adjusted basic and diluted earnings per ADS were both RMB0.48 (US$0.07) in June quarter, compared to adjusted basic and diluted earnings per ADS of RMB0.16 in the same period of 2020 and adjusted basic and diluted earnings per ADS of RMB0.52 in the previous quarter.

As of June 30, 2021, the combined balance of the Company’s cash, cash equivalents, restricted cash and other investments amounted to RMB6,878.3 million (US$1,065.3 million), compared to RMB2,861.0 million as of June 30, 2020.

Fiscal Year 2021 Financial Results

Revenue was RMB9,071.7 million (US$1,405.0 million), representing an increase of 1.0% year over year.

Revenue generated from the Company’s domestic operations was RMB7,291.2 million (US$1,129.3 million), increasing by 20.6% year over year. Revenue generated from domestic operations of the MINISO brand was RMB6,969.7 million (US$1,079.5 million), increasing by 20.4% year over year.

Revenue generated from the Company’s international operations was RMB1,780.4 million (US$275.8 million), decreasing by 39.3% year over year.

Cost of sales was RMB6,641.0 million (US$1,028.6 million), representing an increase of 6.3% year over year.

Gross profit was RMB2,430.7 million (US$376.5 million), compared to RMB2,732.5 million in fiscal year 2020.

Gross margin was 26.8%, compared to 30.4% in fiscal year 2020. The year-over-year decrease in gross margin was primarily due to a decrease in revenue contribution from the Company’s international operations, which has a higher gross margin than the Company’s domestic operations. International operations contributed 19.6% of the Company’s total revenue in fiscal year 2021, compared to 32.7% in fiscal year 2020.

Other income was RMB52.1 million (US$8.1 million), compared to RMB37.2 million in fiscal year 2020.

5 See the sections titled “Non-IFRS Financial Measure” and “Reconciliation of Non-IFRS Financial Measure” in this press release for more information about adjusted net profit.

Selling and distribution expenses were RMB1,206.8 million (US$186.9 million), compared to RMB1,190.5 million in fiscal year 2020. Excluding share-based compensation expenses, selling and distribution expenses were RMB1,075.6 million (US$166.6 million), compared to RMB1,062.7 million in fiscal year 2020.

General and administrative expenses were RMB810.8 million (US$125.6 million), compared to RMB796.4 million in fiscal year 2020. Excluding share-based compensation expenses, general and administrative expenses were RMB660.7 million (US$102.3 million), compared to RMB559.8 million in fiscal year 2020.

Other net loss was RMB40.4 million (US$6.3 million), compared to an income of RMB46.0 million in fiscal year 2020. Other net loss in fiscal year 2021 was mainly attributable to foreign exchange losses, which was in line with the appreciation of the Renminbi against the U.S. dollar in the period.

Operating profit was RMB401.0 million (US$62.1 million), compared to RMB766.6 million in fiscal year 2020.

Loss from continuing operations was RMB1,429.4 million (US$221.4 million), compared to RMB130.1 million in the prior fiscal year. The fluctuation in loss from continuing operations was mainly due to fair value changes of redeemable shares with other preferential rights, which was a loss of RMB680.0 million in fiscal year 2020, compared to a loss of RMB1,625.3 million in fiscal year 2021.

Adjusted net profit6, which represents net profit excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, (iv) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares, and (v) impairment loss on non-current assets, was RMB480.1 million (US$74.4 million) in fiscal year 2021, compared to RMB970.8 million in the prior fiscal year.

Basic and diluted loss from continuing operations per American Depositary Share (“ADS”) were both RMB4.72 (US$0.73) in fiscal year 2021, compared to RMB0.48 in fiscal year 2020. Each ADS represents four of the Company’s Class A ordinary shares.

Adjusted basic and diluted earnings per ADS were both RMB1.68 (US$0.26) in fiscal year 2021, compared to RMB3.72 in fiscal year 2020.

Business Outlook

For the first quarter of fiscal year 2022 ended September 30, 2021, the Company currently estimates its revenue to be between RMB2,450 million and RMB2,650 million, representing an increase of 18.2% to 27.9% year over year. This estimate represents management’s current and preliminary views on the market and operational conditions as of the date of this press release, which does not factor in any of the potential future impacts caused by the COVID-19 pandemic and is subject to change.

6 See the sections titled “Non-IFRS Financial Measure” and “Reconciliation of Non-IFRS Financial Measure” in this press release for more information about adjusted net profit.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Thursday, August 19, 2021 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed via the following zoom link or by dialing the following numbers:

Access 1

Join Zoom meeting via below link：

https://dooyle.zoom.us/j/83401916859?pwd=ZVdkSEZpUTZNMnJPTVRsVDBBZWUxUT09

Meeting Number: 834 0191 6859

Meeting Passcode: 361700

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with Access 1.

United States Toll Free:	833 548 0282 (or 877 853 5247)
Mainland China Toll Free:	400 182 3168 (or 400 616 8835)
Hong Kong, China Toll Free:	800 906 780 (or 800 931 189)
United Kingdom (Charge Fees):	+44 208 080 6592 (or +44 330 088 5830)
France (Charge Fees):	+33 1 7037 9729 (or +33 1 7095 0103)
Singapore (Charge Fees):	+65 3165 1065 (or +65 3158 7288)
Canada (Charge Fees):	+1 647 374 4685 (or +1 647 558 0588)

Access 3

Listeners can also access the meeting through the Company's investor relations website at http://ir.miniso.com/.

A replay will be available approximately two hours after the conclusion of the live event at the Company's investor relations website at http://ir.miniso.com/.

About MINISO Group

MINISO Group is a fast-growing global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021, which was RMB6.4566 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measure

In evaluating the business, MINISO considers and uses adjusted net profit as a supplemental measure to review and assess its operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit/(loss) excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, (iv) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares, and (v) impairment loss on non-current assets.

MINISO presents adjusted net profit because it is used by the management to evaluate its operating performance and formulate business plans. Adjusted net profit enables the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit is that it does not reflect all items of income and expense that affect MINISO’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance or as an indicator of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measure, please see the table captioned “Reconciliation of Non-IFRS Financial Measure” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the guidance for the fiscal year 2022’s first quarter ended September 30, 2021 and quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Mengru Wang
MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	June 30, 2020	June 30, 2021
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	88,062	76,316	11,820
Right-of-use assets	502,867	689,887	106,850
Intangible assets	69,091	61,005	9,448
Goodwill	-	19,640	3,042
Deferred tax assets	183,520	168,552	26,105
Prepayments	6,112	138,481	21,448
Interest in an associate	-	352,062	54,527

	849,652	1,505,943	233,240

Current assets
Other investments	-	102,968	15,948
Inventories	1,395,674	1,496,061	231,710
Trade and other receivables	729,889	824,725	127,734
Cash and cash equivalents	2,853,980	6,771,653	1,048,795
Restricted cash	7,056	3,680	570

	4,986,599	9,199,087	1,424,757

Total assets	5,836,251	10,705,030	1,657,997

EQUITY
Share capital	69	92	14
Additional paid-in capital	162,373	8,289,160	1,283,827
Other reserves	625,984	928,005	143,730
Accumulated losses	(1,125,055)	(2,558,291)	(396,229)

(Deficit) / equity attributable to equity shareholders of the Company	(336,629)	6,658,966	1,031,342
Non-controlling interests	13,583	(6,812)	(1,055)

Total (deficit) / equity	(323,046)	6,652,154	1,030,287

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	June 30, 2020	June 30, 2020
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Contract liabilities	74,226	59,947	9,285
Loans and borrowings	15,207	6,925	1,073
Lease liabilities	378,894	483,144	74,829
Deferred income	-	20,005	3,098
Redeemable shares with other preferential rights	2,381,327	-	-

	2,849,654	570,021	88,285

Current liabilities
Loans and borrowings	401,182	13,669	2,117
Trade and other payables	2,419,795	2,809,182	435,087
Contract liabilities	218,287	266,919	41,340
Lease liabilities	224,080	321,268	49,758
Deferred income	-	6,060	939
Current taxation	46,299	65,757	10,184

	3,309,643	3,482,855	539,425

Total liabilities	6,159,297	4,052,876	627,710

Total equity and liabilities	5,836,251	10,705,030	1,657,997

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(Expressed in thousands, except for per share and per ADS data)

	Three months ended June 30			Fiscal year ended June 30
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Audited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Continuing operations
Revenue	1,553,216	2,472,355	382,919	8,978,986	9,071,659	1,405,021
Cost of sales	(1,173,782)	(1,833,282)	(283,939)	(6,246,488)	(6,640,973)	(1,028,556)

Gross profit	379,434	639,073	98,980	2,732,498	2,430,686	376,465
Other income	33,668	4,052	628	37,208	52,140	8,075
Selling and distribution expenses	(273,231)	(282,824)	(43,804)	(1,190,477)	(1,206,782)	(186,907)
General and administrative expenses	(175,885)	(200,135)	(30,997)	(796,435)	(810,829)	(125,581)
Other net income/(loss)	18,542	21,922	3,395	45,997	(40,407)	(6,258)
Reversals of credit loss/(credit loss) on trade and other receivables	3,093	8,678	1,344	(25,366)	(20,832)	(3,226)
Impairment loss on non-current assets	(15,277)	(2,941)	(456)	(36,844)	(2,941)	(456)

Operating (loss)/profit	(29,656)	187,825	29,090	766,581	401,035	62,112
Finance income	8,609	8,743	1,354	25,608	40,433	6,262
Finance costs	(10,732)	(8,095)	(1,254)	(31,338)	(28,362)	(4,393)

Net finance (costs)/income	(2,123)	648	100	(5,730)	12,071	1,869
Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights	(1,327)	-	-	(680,033)	(1,625,287)	(251,725)
Share of (loss)/profit of equity-accounted investee, net of tax	-	(3,186)	(493)	-	(4,011)	(621)

(Loss)/profit before taxation	(33,106)	185,287	28,697	80,818	(1,216,192)	(188,365)
Income tax expense	(41,685)	(74,137)	(11,482)	(210,949)	(213,255)	(33,029)

(Loss)/profit for the period from continuing operations	(74,791)	111,150	17,215	(130,131)	(1,429,447)	(221,394)
Discontinued operations
Loss for the period from discontinued operations, net of tax	32,541	-	-	(130,045)	-	-

(Loss)/profit for the period	(42,250)	111,150	17,215	(260,176)	(1,429,447)	(221,394)

Attributable to:
Equity shareholders of the Company	(48,763)	114,987	17,809	(262,267)	(1,415,010)	(219,158)
Non-controlling interests	6,513	(3,837)	(594)	2,091	(14,437)	(2,236)

(Loss)/earnings per share for ordinary shares
-Basic	(0.05)	0.095	0.01	(0.26)	(1.18)	(0.18)
-Diluted	(0.05)	0.094	0.01	(0.26)	(1.18)	(0.18)

(Loss)/earnings per share—Continuing operations
-Basic	(0.09)	0.095	0.01	(0.12)	(1.18)	(0.18)
-Diluted	(0.09)	0.094	0.01	(0.12)	(1.18)	(0.18)

(Loss)/Earnings per ADS
(Each ADS represents 4 Class A ordinary shares)
-Basic	(0.20)	0.380	0.06	(1.04)	(4.72)	(0.73)
-Diluted	(0.20)	0.376	0.06	(1.04)	(4.72)	(0.73)

(Loss)/earnings per ADS—Continuing operations
(Each ADS represents 4 Class A ordinary shares)
-Basic	(0.36)	0.380	0.06	(0.48)	(4.72)	(0.73)
-Diluted	(0.36)	0.376	0.06	(0.48)	(4.72)	(0.73)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(Expressed in thousands, except for per share data)

	Three months ended June 30			Fiscal year ended June 30
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Audited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
(Loss)/profit for the period	(42,250)	111,150	17,215	(260,176)	(1,429,447)	(221,394)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(277)	23,541	3,646	6,361	(16,548)	(2,563)

Other comprehensive (loss)/income for the period	(277)	23,541	3,646	6,361	(16,548)	(2,563)

Total comprehensive (loss)/income for the period	(42,527)	134,691	20,861	(253,815)	(1,445,995)	(223,957)

Attributable to:
Equity shareholders of the Company	(50,518)	138,933	21,518	(256,583)	(1,429,621)	(221,421)
Non-controlling interests	7,991	(4,242)	(657)	2,768	(16,374)	(2,536)

RECONCILIATION OF NON-IFRS FINANCIAL MEASURE
(Expressed in thousands, except for per share and per ADS data)

	Three months ended June 30			Fiscal year ended June 30
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit/(loss) for the period to adjusted net profit:
(Loss)/profit for the period	(42,250)	111,150	17,215	(260,176)	(1,429,447)	(221,394)
Add back:
Fair value changes of paid-in capital subject to redemption and other preferential rights	1,327	-	-	680,033	1,625,287	251,725
Loss for the period from discontinued operations, net of tax	(32,541)	-	-	130,045	-	-
Equity-settled share-based payment expenses	100,634	30,959	4,795	364,380	281,319	43,571
Employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares	-	-	-	19,664	-	-
Impairment loss on non-current assets	15,277	2,941	456	36,844	2,941	456

Adjusted net profit	42,447	145,050	22,466	970,790	480,100	74,358

Attributable to:
Equity shareholders of the Company	35,934	148,887	23,060	968,699	494,537	76,594
Non-controlling interests	6,513	(3,837)	(594)	2,091	(14,437)	(2,236)

Adjusted net earnings per share for ordinary shares[7]
-Basic	0.04	0.12	0.02	0.93	0.42	0.07
-Diluted	0.04	0.12	0.02	0.93	0.42	0.07

Adjusted net earnings per ADS
(Each ADS represents 4 Class A ordinary shares)
-Basic	0.16	0.48	0.07	3.72	1.68	0.26
-Diluted	0.16	0.48	0.07	3.72	1.68	0.26

7 The adjusted basic and diluted net earnings per share are computed using adjusted net profit attributable to the equity shareholders of the Company, and the number of ordinary shares used in GAAP basic and diluted (loss) / earnings per share calculation after retrospectively adjusting for the effect of Series A preferred shares issued by the Company that are deemed to have been converted into ordinary shares since July 1, 2019.